

Mail Stop 3720

December 4, 2009

Mr. Greenfield Pitts
Chief Financial Officer
Emerson Radio Corp.
9 Entin Road
Parsippany, NJ 07054

> **RE:** **Emerson Radio Corp.**
> **Form 10-K for Fiscal Year Ended March 31, 2008**
> **Filed July 11, 2008**
>
> **Form 10-K for Fiscal Year Ended March 31, 2009**
> **Filed July 14, 2009**
>
> **Form 10-Q for Fiscal Period Ended June 30, 2009**
> **Filed August 19, 2009**
>
> **Form 10-Q for Fiscal Period Ended September 30, 2009**
> **File No. 001-07731**

Dear Mr. Pitts:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director